

November 4, 2009

H. Patrick Dee
Chief Operating Officer
First State Bancorporation
7900 Jefferson NE
Albuquerque, NM 87109

      Re: First State Bancorporation
                Form 10-K for the Fiscal Year Ended December 31, 2008
                File No. 001-12487

Dear Mr. Dee:

We have reviewed the above referenced filing and related materials and your response letters dated August 18, 2009 and October 16, 2009 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 8. Financial Statements and Supplementary Data

Analysis of the Allowance for Loan Losses, page A-23

1.   We note your response to prior comment 1 in our letter dated September 28, 2009. Please tell us whether you have concluded the difference between the $7.4 million general reserve recorded at December 31, 2008 and the $6.1 million specific

reserve that would have been recorded had you used your current specific reserve methodology is not material to your results of operations, balance sheet, or the allowance or allowance ratios for each of the annual and interim periods affected, including the quarter ended December 31, 2008, the year ended December 31, 2008 and the quarter ended March 31, 2009.

2.   We note your response to prior comments 1 and 2 in our letter dated September 28, 2009. Please revise future interim and annual filings, beginning with your Form 10-Q for the period ended September 30, 2009, to clearly disclose your current specific and general reserve methodology for impaired and non-impaired loans, respectively.

Closing Comments

        Please respond to this comment within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revision in future filings, provide a draft of your proposed disclosure and provide any requested information. We may have additional comments after reviewing your response.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572, or John Nolan, Senior Assistant Chief Accountant, at (202) 551-3492 with any questions.

Sincerely,

Mark Webb
Legal Branch Chief